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December 31, 2009

VIA EDGAR

Ms. Patricia Williams

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Frontegra Funds, Inc. (Registration Nos.: 333-7305; 811-7685)

Form N-1A – Service Class Shares

Frontegra Columbus Core Plus Fund and Frontegra Columbus Core Fund

Dear Ms. Williams:

The purpose of this letter is to respond to oral comments received from you on Friday, December 18, 2009 regarding the registration statement on Form N-1A (the “Registration Statement”) filed by Frontegra Funds, Inc. (the “Company”) on October 30, 2009 relating to Service Class shares of the Frontegra Columbus Core Plus Fund and Frontegra Columbus Core Fund.

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

1.

Comment: Define the term “total return” as it is used in the “Investment Objective” of each of the Funds.

Response: Done.

Ms. Patricia Williams

U.S. Securities and Exchange Commission

December 31, 2009

2.

Comment:  Under “The Funds at a Glance - Principal Risk Factors - Maturity Risk,” delete the phrase “and the higher its yield” from the third sentence.

Response: Done.

3.

Comment: Investment in mortgage- and asset-backed securities should be disclosed under the “Principal Investment Strategy” of each of the Funds if they are principal investments.

Response:  Done.

4.

Comment:  “The Funds at a Glance - Principal Risk Factors - Portfolio Turnover Risk” states that “neither Fund engages in frequent trading as a principal investment strategy.”  Given the high portfolio turnover rates for each of the Funds in recent years, please explain why the disclosure in the prospectus regarding frequent trading is not misleading.  If frequent trading is in fact used as a principal investment strategy, this should be disclosed.

Response:  Although each of the Fund’s annual portfolio turnover rates exceeded 100% in recent years, frequent trading is not part of the Funds’ principal investment strategy.  The overall investment strategy of Reams Asset Management Company, the Funds’ subadviser (“Reams”), is based on an analysis of yield and duration.  Reams focuses on undervalued fixed income securities, and replaces securities that it feels are approaching fair market value with those it believes are significantly undervalued.  Therefore, various factors, in particular the volatility of the fixed income markets in recent years, have caused Reams to buy or sell fixed income securities at a higher rate to be consistent with this strategy.  As a result of this strategy, each Fund’s portfolio turnover rate will vary from year to year depending on market conditions.  Accordingly, the disclosure in the prospectus is not misleading because Reams does not engage in frequent trading as part of its principal investment strategy.  Instead, the high portfolio turnover rates in recent years are the result of Reams’ overall investment strategy as described above.  Nevertheless, in keeping with your comment, we have deleted the language cited in the risk factor and added disclosure to the “Investment Process” to further explain the high portfolio turnover rates.

5.

Comment:  “Principal Investment Strategy - Core Plus Fund,” states that the Fund may invest in credit default swaps.  If investment in these securities is a principal investment strategy, this should be disclosed earlier in the prospectus under “Principal Investment Strategy” and the related risks should be disclosed under “Principal Risk Factors.”  Under “Principal Investment Strategy - Core Plus Fund - Credit Default Swaps,” disclose the current percentage of credit default swaps held by the Fund.  The same comments apply to the disclosure under “Principal Investment Strategy - Core Fund.”

Ms. Patricia Williams

U.S. Securities and Exchange Commission

December 31, 2009

Response:  Neither Fund invests in credit default swaps or credit default swap index products as a principal investment strategy.  Generally, if Reams invests in credit default swaps or credit default swap index products, these securities will likely comprise less than 5% of a Fund’s portfolio.  As of November 30, 2009, neither Fund held any credit default swap or credit default swap index products.  The prospectus disclosure has been revised to clarify that such investments are not part of the principal investment strategy.

*   *   *   *   *   *

Please call me at (414) 287-9334 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Michele L. Racadio

Michele L. Racadio

cc:

Chad Eskildsen (SEC, Division of Investment Management, Accounting)

Working Group

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